SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of December 2005


                       FUTUREMEDIA PUBLIC LIMITED COMPANY
                 (Translation of registrant's name into English)

               Nile House, Nile Street, Brighton BN1 1HW, England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):|_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 1 December 8, 2005 Press Release Announcing Futuremedia PLC's Second Quarter Results for Fiscal 2006.

Exhibit 2 Share Purchase Agreement dated December 7, 2005 by and between Futuremedia PLC and Shareholders of Lexon Inc.

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC's
Registration   Statements   on  Form  F-3  (File  No.   333-128173),   Form  S-8
(333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


FUTUREMEDIA PLC, an English public
limited company





By: /s/ Leonard Fertig
    ----------------------
    Leonard Fertig
    Chief Executive Officer


Date:  December 8, 2005

                                    EXHIBIT 1
                                                                          [LOGO]
                                                                     futuremedia
                                                           work smart-live smart

FOR IMMEDIATE RELEASE
---------------------

          Futuremedia Announces Second Quarter Results for Fiscal 2006

        Revenues Increase 128% to over GBP 5.4 million and Gross Profits
                        Increase 225% to GBP 1.0 million

                  Deferred Revenues increase to GBP 3.7 million

              Enters Agreement to Acquire UK E-Learning Company EBC

                          Updates Fiscal 2006 Guidance

Brighton, UK - December 8, 2005 - Futuremedia plc (Nasdaq-CM: FMDAY), a leading European e-learning content and managed benefits services provider, today announced unaudited financial results for its second quarter of fiscal year 2006, ended October 31, 2005.

For the three month period ended October 31, 2005, the Company's revenues were GBP 5.4 million ($9.6 million), an increase of 128% compared to revenue of GBP
2.4 million ($4.2 million) for the same period last year. Gross profit for the quarter ended October 31, 2005 increased 225%, to GBP 1 million ($1.8 million), compared to GBP 312 thousand ($554 thousand) for the same period last year. Sales for the quarter increased quarter-over-quarter primarily due to growth in both e-learning and HCI contracts. In addition, during the second quarter of fiscal year 2006 the Company recorded deferred revenues of GBP 738 thousand ($1.3 million) that we expect will be booked over the next 36 months. This brings cumulative deferred revenues from HCI activities at the end of the second quarter of fiscal year 2006 to GBP 3.7 million ($6.6 million).

The Company's net loss was GBP 1.0 million ($1.8 million) for the three months ended October 31, 2005, compared to a net loss of GBP 740 thousand ($1.3 million) for the same period last year. However the net loss for the three months ended October 31, 2005, includes GBP 255 thousand ($452 thousand) of costs relating to financing and other merger & acquisition costs. In addition the net loss for the three months ended October 31, 2005, is further impacted by GBP 274 thousand ($486 thousand) of net interest expense, the majority of which relates to interest payments made on the MAG convertible debentures.

To better understand the effect of deferred revenues and interest expense in the HCI business the Company calculates an Adjusted EBIT (earnings before interest and taxes). EBIT represents our net income (loss) before income tax expense and interest expense, and our Adjusted EBIT reflects our EBIT increased or decreased by increases or decreases in our deferred revenues since the beginning of the period reported. The Company's Adjusted EBIT is not a financial measure presented in accordance with US GAAP. The Company's reconciliation of these amounts to the Company's net income (loss) is discussed in further detail below in the Calculation of Adjusted EBIT Table. For the three month period ended October 31, 2005, the Company's Adjusted EBIT was negative GBP 518 thousand ($920 thousand), an improvement of 23% compared to an Adjusted EBIT of negative GBP 669 thousand ($1.2 million) for the same period last year. The GBP 255 thousand ($452 thousand) of costs relating to financing and other merger & acquisition costs mentioned above is included in the Adjusted EBIT for the three months ended October 31, 2005.


                                  -continued-

The Company also announced today that it has entered a definitive agreement to acquire EBC (www.ebc.co.uk), an e-learning company based in Milton Keynes, UK for approximately GBP 4.45 million ($7.9 million). EBC is one of the UK's leading e-learning studios and is expected to add more than GBP 2.1 million ($3.7 million) in revenues and GBP 500 thousand ($887 thousand) in operating income on a full year basis. EBC is one of the most profitable e-learning businesses in the UK. With a strong client list across most major industries, the combination of EBC with Futuremedia's e-learning business is expected to give the Company a very strong presence in the automotive, financial, and service industries, with the ability to expand its learning business internationally.

The purchase price for EBC will be a combination of cash (GBP 3 million, $5.3 million) and Futuremedia shares (valued at GBP 1.45 million, $2.6 million). The number of Futuremedia shares is based on the average closing price of the Company's ADSs for the 20 trading days up to and including December 6th, or approximately 5.5 million shares. The acquisition is expected to be accretive to earnings and is expected to close no later than December 23, 2005. The closing of the acquisition is contingent on the Company's securing financing for the cash portion of the purchase price and other customary closing conditions. The Company is in the process of completing the financing with a US-based institutional investor. The financing is expected to be in the form of a convertible loan that is convertible (subject to certain terms and conditions) into Futuremedia shares. In connection with the acquisition, the Company also agreed to enter into a consulting agreement with one of the principal shareholders of EBC pursuant to which Futuremedia will pay the individual GBP 50 thousand ($89 thousand) over the 12-months following the closing. The Company expects to announce further details of the financing and the closing of the acquisition later this month.

"We had an excellent second quarter as we continue to benefit from robust demand for our HCI and e-learning products," stated Leonard M. Fertig, Chief Executive Officer of Futuremedia plc. "Across the Company we have reduced costs while improving our systems, product offerings and overall customer satisfaction. We are driving innovation of our business and industry, while operating a leaner, more efficient company. HCI enrollment rates continue to improve and, with the addition of EBC, we expect our e-learning business to become one of the UK's largest and fastest growing players. We expect that EBC will not only provide us with a strong profit center but will also significantly strengthen our digital media capabilities, broaden our client list and improve our ability to drive new business. Looking ahead, we expect to be a stronger company with businesses that are uniquely positioned to capitalize on the continued adoption of HCI and other tax-favored benefits packages, as well as the growing trend toward the use of digital media by companies and brands as a learning tool."

Futuremedia also announced today that in accordance with the convertible debentures issued to MAG Capital in July 2005 it has made its monthly principal payments for October and November of $333 thousand each by issuing shares in place of cash payments. The Company issued 700,680 shares in October and 856,986 shares in November, respectively. Because the Company did not meet the average daily dollar trading volume requirements for November, as an inducement for MAG to waive the volume limitation, the shares issued for the November payment were issued at a 15% discount rather than the 12% discount that would otherwise apply. Following these share issuances, the Company confirmed that it currently has an aggregate of approximately 94 million shares issued and outstanding.

Alegro Capital acted as Futuremedia's exclusive financial adviser on the acquisition of EBC and the financing.

Guidance
This press release contains certain non-GAAP financial measures as defined by SEC Regulation G. The US GAAP financial measure most directly comparable to each of these non-GAAP financial measures, and a table reconciling each of these non-GAAP financial measures to its most directly comparable US GAAP financial measure, is included in the tables below.

As required by US GAAP, the Company is valuing the cost of the warrants and the share price discount associated with the convertible debentures issued to MAG Capital in July, 2005. This is expected to result in a non-cash charge of approximately GBP 80 thousand ($142 thousand) per month for the period of the 12-month loan and an aggregate non-cash charge of approximately GBP 720 thousand ($1.3 million) for fiscal 2006 on a full-year basis. This additional non-cash amount will be charged to interest expense on the consolidated statement of operations. Accordingly, the Company has presented below certain non-GAAP information excluding these non-cash charges. The Company believes that it is useful for investors to highlight its current results and future expectations regarding its results excluding such non-cash charges because such charges are not directly related to its financial performance on an operating basis.

In addition, following from the second quarter Adjusted EBIT information above, going forward the Company will be providing information on its current results and future expectations regarding its results on an Adjusted EBIT basis. Under US GAAP, the Company is required to book 85% of HCI revenues in the current quarter and defer the remaining 15% of revenues over the life of the contract, which is for a period of 36 months. This is based on the concept that the Company provides customer services over the life of the HCI contract and should record some revenues when these services are provided. The Company estimates that approximately 80% of the deferred revenues fall directly to operating income which defers a large portion of operating income into future quarters. As a result, the Company believes that it is useful for investors to highlight its current results and future expectations regarding its results on an Adjusted EBIT basis which eliminates the effect of non-operating charges such as interest charges and taxes and reflects increases or decreases in the Company's HCI deferred revenues in the period reported. Management believes Adjusted EBIT provides for a more accurate measure of the Company's financial performance on an operating basis and uses Adjusted EBIT to evaluate operating performance. The Company's Adjusted EBIT is not a financial measure presented in accordance with US GAAP. Accordingly, when analyzing the Company's operating performance, investors should not consider Adjusted EBIT in isolation or as a substitute for net earnings (loss) or other statements of operations prepared in accordance with US GAAP. Moreover, the Company's Adjusted EBIT is not necessarily comparable to other similar measures reported by other companies.

Based on the foregoing, the Company has issued the following updated guidance which excludes the acquisition of EBC.

Futuremedia continues to expect fiscal 2006 full-year total revenue of GBP 20-24 million ($35-43 million). The Company believes that the bulk of revenue for the second half of fiscal 2006 will be recorded in the fiscal fourth quarter due to seasonality and the deferral of several HCI programs from the fiscal third to fourth quarter. Net loss including the non-cash charges related to the MAG convertible debentures is expected to fall into a range of GBP 2.8-3.2 million ($5.0-5.7 million). Net loss excluding the non-cash charges related to its convertible debentures is expected to fall into a range of GBP 2.1-2.5 million ($3.7-4.4 million). On an Adjusted EBIT basis, the company currently expects fiscal 2006 full-year total Adjusted EBIT loss of GBP 0.7-1.1 million ($1.2-1.9 million).

While the Company as a whole did not achieve operating profitability on a US GAAP basis during the quarter, its UK operations did achieve positive Adjusted EBIT in October. In total for the second quarter, its UK operations recorded an Adjusted EBIT of negative GBP 518 thousand ($920 thousand), which includes GBP 240 thousand ($426 thousand) of non-cash charges. Due to the seasonality of the third quarter and the deferral of several HCI programs into the fourth quarter, the Company currently believes it will achieve positive quarterly Adjusted EBIT beginning in the fourth quarter of fiscal 2006.

Futuremedia expects its installed base of homes under the UK's Home Computing Initiative, approximately 36,000 at the end of the second quarter of fiscal year 2006, to increase to 49,000 with approximately 7,000 additional homes signed up for its other benefits programs at fiscal year-end 2006.

Conference Call
Futuremedia's management will host a conference call today, Thursday, December 8, 2005 at 3 p.m. U.K. time (10 a.m. Eastern Time) to discuss the Company's financial performance and outlook. To participate in the live call, please dial 0800-032-3836 in the U.K. and +1-973-409-9258 in the United States and internationally ten minutes before the stated start time and reference pass code 6716016. The call will also be broadcast live on the Investor Relations portion of the company's Web site located at www.futuremedia.co.uk.

A replay of the conference call will be available through December 22, 2005, and can be accessed by dialing +1-973-341-3080 in Europe and 877-519-4471 in the United States. The pass code for the replay is 6716016. Also, an archived replay of the conference webcast will be available on the company's Web site for 12 months.

About Futuremedia:
Futuremedia is a leading provider of next-generation, value-driven e-learning content and services to public and private sector organizations. Backed by two decades of experience, the Company's content and services offerings include learning consultancy, Learning Management Systems, custom made learning programs and an extensive library of published courseware titles. The Company is also recognized as a pioneer and leader in the development and delivery of a range of fully managed, outsourced employee benefit programs for large organizations, including products and services falling under the UK's Home Computing Initiative
(HCI), childcare voucher system and tax-free bicycle programs.

"Safe Harbor" Statement under Section 21E of the Securities Exchange Act of 1934: This press release contains forward-looking statements related to future results and speaks only of Futuremedia's expectations as of the date hereof. Such statements include expectations regarding: the Company's future financial performance and the future performance of the Company's products (including uptake of its employee benefit program products and services); the expected benefits of acquisitions (including the EBC acquisition); and the Company's ability to secure additional financing (including the financing mentioned in this press release). Such statements involve known and unknown risks and
uncertainties   that  may  cause  actual  results  to  differ   materially  from
expectations. The risks and uncertainties include: risks relating to the Company's ability to operate profitably in the future; risks associated with acquisitions such as the EBC acquisition (including the risk that the acquisition may not be completed as expected due to factors beyond the Company's control, the risk that such acquisitions may not deliver the benefits expected by management and risks associated with integration generally); risks associated with the Company's ability to obtain additional financing such as the financing described in this release (including the risk that the Company may not be able to obtain such financing on acceptable terms or at all and risks that the terms of such financing could result in substantial dilution to shareholders because of conversion ratios that may depend on the future performance of the Company's ADSs or other factors); risks associated with new contracts (including the possibility that such contracts may be terminated or not completed due to factors beyond the Company's control); risks associated with the Company's ability to develop and successfully market new services and products (including products and services based on government tax-benefit programs); risks associated with rapid growth; the Company's ability to successfully develop its business in new geographic markets; the early stage of the e-learning market; rapid technological change and competition; and other factors detailed in the Company's filings with the US Securities and Exchange Commission. The Company expressly disclaims any obligation to release publicly any updates or revisions to any such statement to reflect any change in expectations or in information on which any such statement is based. All product names and trademarks mentioned herein are trademarks of Futuremedia or their respective owners.

                                      # # #
Contact Information:

Investors                                                     Press
Mike Smargiassi/Corey Kinger                                  Gerry Buckland
Brainerd Communicators, Inc.                                  +44 7919 564126
+1 212 986 6667                                               info_db@mac.com
ir@futuremedia.co.uk

                                 FUTUREMEDIA PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                     (Unaudited in accordance with US GAAP)

                                                        Half year ended Oct 31                        Quarter ended Oct 31
                                                    (in 000's except share data)                  (in 000's except share data)
                                             -----------------------------------------    -----------------------------------------
                                                  2005          2005           2004            2005          2005           2004
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                ($000's)     (GBP000's)     (GBP000's)       ($000's)     (GBP000's)     (GBP000's)
Revenues                                          17,612          9,925          7,370          9,630          5,427          2,378

Cost of revenues                                  14,329          8,075          6,590          7,826          4,410          2,066
                                             -----------    -----------    -----------    -----------    -----------    -----------
Gross profit                                       3,283          1,850            780          1,804          1,017            312

Operating expenses
Sales and marketing (1)                            2,364          1,332          1,158          1,086            612            414
General and administrative (2)                     3,277          1,847          1,111          1,402            790            535
Facilities expenses                                  421            237            146            215            121             82
National Insurance on stock options                   25             14            (92)           (21)           (12)           (11)
Stock compensation arising from
  Variable Option accounting                          48             27           (273)            32             18            (25)
Financing and other M&A costs                        910            513             --            452            255             --
                                             -----------    -----------    -----------    -----------    -----------    -----------
Total operating expenses                           7,045          3,970          2,050          3,166          1,784            995

Operating loss (EBIT)                             (3,762)        (2,120)        (1,270)        (1,362)          (767)          (683)

Net Interest (expense)/income                       (523)          (295)            53           (486)          (274)            25

Share of loss from equity investment
  including goodwill impairment                       --             --           (282)            --             --            (82)

Net loss                                          (4,285)        (2,415)        (1,499)        (1,848)        (1,041)          (740)
                                             ===========    ===========    ===========    ===========    ===========    ===========

Net loss per share basic and diluted               (0.05)         (0.03)         (0.02)         (0.02)         (0.01)         (0.01)

Weighted average common shares outstanding    92,059,532     92,059,532     87,305,277     92,640,091     92,640,091     87,371,066

                                 FUTUREMEDIA PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                     (Unaudited in accordance with US GAAP)

                                                          Oct 31,
                                                         ---------
                                               2005         2005         2004
                                            ---------    ---------    ---------
                                             ($'000)     (GBP'000)    (GBP'000)
                                            ---------    ---------    ---------

ASSETS

Current assets
Cash and cash equivalents                       2,710        1,527        1,908
Accounts receivable                             1,132          638          486
Accrued income                                  3,748        2,112          522
Other current assets                              508          286          950
Inventories - finished goods                    1,262          711        4,205
Prepaid expenses                                1,090          614          659
                                            ---------    ---------    ---------
Total current assets                           10,450        5,888        8,730

Property and equipment
Audio visual and computer equipment             1,551          874          618
Office equipment                                  126           71          265
Property improvements                             170           96           --
                                            ---------    ---------    ---------
                                                1,847        1,041          883
Accumulated depreciation                       (1,235)        (696)        (534)
                                            ---------    ---------    ---------
                                                  612          345          349

Other assets
Goodwill                                          147           83           83
Intangible assets                               1,196          674          288
Investment in Luvit AB                             --           --          357
                                            ---------    ---------    ---------
TOTAL ASSETS                                   12,405        6,990        9,807
                                            =========    =========    =========

                                 FUTUREMEDIA PLC
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                     (Unaudited in accordance with US GAAP)


                                                          Oct 31,
                                                         ---------
                                               2005         2005         2004
                                            ---------    ---------    ---------
                                             ($'000)     (GBP'000)    (GBP'000)
                                            ---------    ---------    ---------
LIABILITIES AND STOCKHOLDERS'
(DEFICIT)/EQUITY

Current liabilities
Deferred revenues from HCI activities           6,576        3,706        2,902
Other fees received in advance                    192          108          281
Accounts payable                                5,206        2,934        5,284
Other taxes and social security costs             788          444          342
Other accounts payable                            185          104           81
Accrual for NI costs on stock options              60           34          136
Accrual for sales commissions                     122           69          341
Other accrued expenses                          1,700          958          415
Convertible debenture face value $4m            2,373        1,337           --
                                            ---------    ---------    ---------
Total current liabilities                      17,202        9,694        9,782

Stockholders' (deficit)/equity
Ordinary shares of 1 1/9p each
Authorized - 250,000,000
Issued and outstanding                          1,822        1,027          984
Preference shares of 2p each
Authorized - 2,000,000
None issued                                        --           --           --
Additional paid-in capital                     36,521       20,581       18,443

Accumulated deficit                           (42,845)     (24,146)     (19,271)
Receivable from stock subscription                (32)         (18)         (24)
Other comprehensive loss-cumulative
translation adjustment                           (263)        (148)        (107)
                                            ---------    ---------    ---------
Total stockholders' (deficit)/equity           (4,797)      (2,704)          25
                                            ---------    ---------    ---------
Total liabilities and stockholders'
  deficit/equity                               12,405        6,990        9,807
                                            =========    =========    =========

                                 FUTUREMEDIA PLC
                 CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
                     (Unaudited in accordance with US GAAP)


                                                         Half Year ended Oct 31     Quarter ended Oct 31
                                                         ----------------------    ----------------------
                                                            2005         2005        2005         2005
                                                         ---------    ---------    ---------    ---------
                                                           $'000       GBP'000       $'000       GBP'000
                                                         ---------    ---------    ---------    ---------

Operating activities
Net loss                                                    (4,285)      (2,415)      (1,848)      (1,041)
Adjustments to reconcile net loss to net
  cash used in operating activities
Depreciation                                                    76           43           41           23
Amortization of intangible assets                              319          180          165           93
Stock compensation arising from
  Variable option accounting                                   (32)         (18)         (48)         (27)
Convertible debenture issuance costs                           600          338          142           80
Accounts receivable                                            850          479         (330)        (186)
Accrued income                                              (2,369)      (1,335)         484          273
Other current assets                                          (390)        (220)         909          512
Prepaid expenses                                               167           94         (160)         (90)
Inventories                                                   (176)         (99)       1,200          676
Fees received in advance                                       442          249          321          181
Accounts payable                                             1,455          820       (3,214)      (1,811)
Other accounts payable                                         (85)         (48)          20           11
Other taxes and social security costs                          179          101          399          225
Accrual for National Insurance costs
  on stock options                                              --           --          (46)         (26)
Accrual for sales commissions                                  (18)         (10)        (156)         (88)
Other accrued expenses                                          99           56          (78)         (44)
                                                         ---------    ---------    ---------    ---------
Net cash used in operating activities                       (3,168)      (1,785)      (2,199)      (1,239)
                                                         ---------    ---------    ---------    ---------
Investing activities
Capital expenditures                                          (115)         (65)         (78)         (44)
                                                         ---------    ---------    ---------    ---------
Net cash used in investing activities                         (115)         (65)         (78)         (44)
                                                         ---------    ---------    ---------    ---------
Financing activities
Proceeds from share issues                                     169           95          169           95
Proceeds from issue of convertible debenture                 4,035        2,274           --           --
Convertible debenture issuance costs                          (600)        (338)        (142)         (80)
Fair value adjustment re convertible debenture                 465          262          421          237
                                                         ---------    ---------    ---------    ---------
Net cash generated by financing activities                   4,069        2,293          448          252
                                                         ---------    ---------    ---------    ---------

Net increase/(decrease) in cash and cash equivalents           786          443       (1,829)      (1,031)
Cash and cash equivalents at beginning of period             1,924        1,084        4,539        2,558
                                                         ---------    ---------    ---------    ---------
Cash and cash equivalents at end of period                   2,710        1,527        2,710        1,527
                                                         =========    =========    =========    =========

                                       FUTUREMEDIA PLC
                                CALCULATION OF ADJUSTED EBIT
                               (Unaudited Non GAAP Disclosure)

                                                         Half year ended Oct 31                  Quarter ended Oct 31
                                                              (in 000's)                              (in 000's)
                                                 ------------------------------------    ------------------------------------
                                                   2005         2005          2004         2005         2005          2004
                                                 --------    ----------    ----------    --------    ----------    ----------

                                                 ($000's)    (GBP000's)    (GBP000's)    ($000's)    (GBP000's)    (GBP000's)
                                                 --------    ----------    ----------    --------    ----------    ----------
Net loss                                           (4,285)       (2,415)       (1,499)     (1,848)       (1,041)         (740)

Share of loss from equity investment including
  goodwill impairment                                  --            --           282          --            --            82
Net Interest (expense)/income                         523           295           (53)        486           274           (25)
                                                 --------    ----------    ----------    --------    ----------    ----------
Operating loss (EBIT)                              (3,762)       (2,120)       (1,270)     (1,362)         (767)         (683)

HCI revenues deferred during the period             2,360         1,330         1,112       1,310           738           320

HCI deferred revenue recognised in the period      (1,625)         (916)         (546)       (868)         (489)         (306)
                                                 --------    ----------    ----------    --------    ----------    ----------

Adjusted operating loss (EBIT)                     (3,027)       (1,706)         (704)       (920)         (518)         (669)
                                                 ========    ==========    ==========    ========    ==========    ==========


FUTUREMEDIA PLC
NOTES TO THE RELEASE

1. Sales and marketing costs for the half year ended October 2006 include GBP 155 thousand ($275 thousand) of one-time costs associated with company rebranding.

2. General and administrative costs for the half year ended October 2006 include GBP 146 thousand ($257 thousand) of professional fees relating to the development of the company Enterprise Management Incentive Plan 2005
      (EMI) and Share Incentive Plan 2005 (SIP) schemes. Also included in general and administrative costs for the half year ended October 2006 are GBP 192 thousand ($341 thousand) of costs relating to depreciation and amortization. Costs for depreciation and amortization in the same period of the prior fiscal year were GBP 134 thousand ($238 thousand).


                                      # # #

                                    EXHIBIT 2


                                      DATED

                                December 7, 2005

                                  ------------


                            SHARE PURCHASE AGREEMENT


                                     between


                                 FUTUREMEDIA PLC


                                       and


                          THE SHAREHOLDERS OF LEXON INC


                                     [LOGO]
                                  BROWNRUDNICK

                                8 Clifford Street
                                 London W1S 2LQ
                               Tel: 020 7851 6000
                               Fax: 020 7851 6100

CONTENTS
--------------------------------------------------------------------------------

CLAUSE

1.    Interpretation ......................................................... 5

2.    Condition ..............................................................10

3.    Sale and purchase, waiver of pre-emption rights ........................10

4.    Purchase price .........................................................13

5.    Completion .............................................................14

6.    Warranties .............................................................16

7.    Limitations on claims ..................................................16

8.    Retention ..............................................................19

9.    Vericomp ...............................................................20

10.   Tax covenant ...........................................................20

11.   Restrictions on Sellers ................................................20

12.   Confidentiality and announcements ......................................22

13.   Further assurance ......................................................23

14.   Assignment .............................................................23

15.   Whole agreement ........................................................23

16.   Variation and waiver ...................................................24

17.   Costs ..................................................................24

18.   Notice .................................................................24

19.   Interest on late payment ...............................................26

20.   Severance ..............................................................26

21.   Agreement survives completion ..........................................26

22.   Third party rights .....................................................26

23.   Successors .............................................................26

24.   Counterparts ...........................................................27

25.   Language ...............................................................27

26.   Governing law and jurisdiction .........................................27


SCHEDULE

SCHEDULE 1 - PARTICULARS OF SELLERS AND APPORTIONMENT OF PURCHASE PRICE.........

SCHEDULE 2 - PARTICULARS OF THE COMPANY AND SUBSIDIARIES........................

Part 1.     The Company.........................................................

Part 2. The Subsidiaries........................................................

SCHEDULE 3 - COMPLETION.........................................................

Part 1.     What the Sellers shall deliver to the Buyer at Completion

SCHEDULE 4 - WARRANTIES.........................................................

Part 1.     General warranties..................................................
1.          Power to sell the company...........................................

2.          Shares in the company and subsidiaries..............................
3.          Constitutional and corporate documents..............................
4.          Information.........................................................
5.          Compliance with laws................................................
6.          Licences and consents...............................................
7.          Insurance...........................................................
8.          Power of attorney...................................................
9.          Disputes and investigations.........................................
10.         Defective products and services.....................................
11.         Customers and suppliers.............................................
12.         Competition.........................................................
13.         Contracts...........................................................
14.         Transactions with sellers...........................................
15.         Finance and guarantees..............................................
16.         Insolvency..........................................................
17.         Assets..............................................................
18.         Condition of plant and equipment and stock in trade.................
19.         Environmental.......................................................
20.         Intellectual property...............................................
21.         Information technology..............................................
22.         Data protection.....................................................
23.         Employment..........................................................
24.         Property............................................................
25.         Accounts............................................................
26.         Financial and other records.........................................
27.         Changes since accounts date.........................................
28.         Effect of sale on sale shares.......................................
29.         Retirement benefits.................................................

Part 2.     Tax warranties......................................................
1.          General.............................................................
2.          Chargeable gains....................................................
3.          Capital allowances..................................................
4.          Distributions.......................................................
5.          Loan relationships..................................................
6.          Close companies.....................................................
7.          Group relief........................................................
8.          Groups of companies.................................................
9.          Intangible assets...................................................
10.         Company residence and overseas interests............................
11.         Anti-avoidance......................................................
12.         Inheritance tax.....................................................
13.         VAT.................................................................
14.         Stamp duty and stamp duty land tax..................................

SCHEDULE 5 - TAX COVENANT.......................................................
1.          Interpretation......................................................

2.          Covenant............................................................
3.          Payment date and interest...........................................
4.          Exclusions..........................................................
5.          Recovery from third parties.........................................
6.          Corporation tax returns.............................................
7.          Conduct of tax claims...............................................
8.          Grossing up.........................................................
9.          Costs and expenses..................................................

SCHEDULE 6

Registered intellectual property rights.........................................

SCHEDULE 7 - UNUSED.............................................................

SCHEDULE 8 - PARTICULARS OF PROPERTIES..........................................

Leasehold properties............................................................

SCHEDULE 9 - COMPLETION ACCOUNTS................................................

Part 1      General.............................................................

THIS AGREEMENT is dated December 7, 2005

PARTIES

(1) The several persons whose names and addresses are set out in Schedule 1 (Sellers).

(2) FUTUREMEDIA PLC incorporated and registered in England and Wales with company number 01616681 whose registered office is at Nile House, Nile Street, Brighton, East Sussex, BN1 1HW (Buyer).


BACKGROUND

(A) The Company has an issued share capital of 1,010 ordinary shares (US$ 1.00 nominal value each).

(B) Further particulars of the Company at the date of this agreement are set out in Schedule 2 (Particulars of the company and subsidiaries).

(C) The Sellers are the legal and beneficial owners of, or are otherwise able to procure the transfer of, the legal and beneficial title to the number of Sale Shares set out opposite their respective names in Schedule 1 (Particulars of sellers and apportionment of purchase price) comprising in aggregate the whole of the issued share capital of the Company.

(D) The Sellers have agreed to sell and the Buyer has agreed to buy the Sale Shares subject to the terms and conditions of this agreement.


AGREED TERMS

1.    INTERPRETATION

1.1 The definitions and rules of interpretation in this clause apply in this agreement.

      Accounts: the audited financial statements of EBC as at and to the Accounts Date including the notes thereon and the auditor's and Directors' reports (copies of which are attached to the Disclosure Letter).

      Accounts Date: 31 December 2004.

      Acts: the Companies Acts and the BVI Act and "Act" shall mean the relevant act in the context.

      ADSs: the Buyer's American Depositary Shares as traded on the date hereof on the NASDAQ-CM under the symbol FMDAY. Each ADS represents the right to receive one Buyer Share. ADSs are evidenced by American Depositary Receipts ("ADRs"). ADSs evidenced by ADRs are issued by the Bank of New
      York as Depositary (the "Depositary") of the Company's ADR facility in accordance with the terms of a deposit agreement between the Company and the Depositary.

      Business: the business of the Target Group, namely developing bespoke e-learning resources and related services, including blended learning projects incorporating learning design solutions.

      Business Day: a day (other than a Saturday, Sunday or public holiday) when banks in London are open for business.

      Buyer Shares: ordinary shares in the capital of the Buyer (1 and 1/9p nominal value each).

      Buyer's Solicitors: Brown Rudnick Berlack Israels LLP, 8 Clifford Street, London, W1S 2LQ.

      BVI Act: the International Business Companies Act, Cap. 291, as amended.

      CAA 2001: the Capital Allowances Act 2001.

      Claim and Substantiated Claim: have the meanings set out respectively in clause 7 (Limitations on claims).

      Company: Lexon Inc, a company incorporated and registered in the British Virgin Islands with company number 21081 whose registered office is at Akara Buildings, 24 De Castro St, Road Town, Tortola, British Virgin Islands, further details of which are set out in Schedule 2 (Particulars of the Company and subsidiaries).

      Companies Acts: the Companies Act 1985 and the Companies Act 1989.

      Completion: completion of the sale and purchase of the Sale Shares in accordance with this agreement.

      Completion  Accounts:  has the meaning set out in paragraph 1 of Part 1 of
      Schedule 9 (Completion accounts).

      Completion Date: the date of this agreement.

      Completion Net Assets: has the meaning given in paragraph 1 of Schedule 9 (Completion Accounts).

      Condition: has the meaning given in clause 2.1.

      Connected: in relation to a person, has the meaning contained in section 839 of the ICTA 1988.

      Control: in relation to a body corporate, the power of a person to secure that the affairs of the body corporate are conducted in accordance with the wishes of that person:

      (a) by means of the holding of shares, or the possession of voting power, in or in relation to that or any other body corporate; or

      (b) by virtue of any powers conferred by the constitutional or corporate documents, or any other document, regulating that or any other body corporate,

      and a Change of Control occurs if a person who controls any body corporate ceases to do so or if another person acquires control of it.

      Deeds of Covenant: the deeds of covenant in the agreed form to be entered into by each of Mr Eric Kilby and Mr Roger Barby on the date of this agreement,

      Deposit: the sum of (pound)100,000 to be paid on the date of this agreement by the Buyer to the Sellers' Solicitors on the terms of the Undertaking in relation to the Deposit.

      Director: each person who is a director or shadow director of the Company, the names of whom are set out in Schedule 2 (Particulars of the company).

      Disclosed:   fairly   disclosed  in  the  Disclosure   Letter  and/or  the
      Supplemental Disclosure Letter.

      Disclosure Letter: the letter from the Sellers to the Buyer with the same date as this agreement and described as the disclosure letter, including the bundle of documents attached to it (the "Disclosure Bundle").

      Due Amount: the amount (if any) due to the Buyer in respect of a Substantiated Claim as agreed by the Seller and the Buyer in writing or as determined by a court of competent jurisdiction from which no right of appeal lies.

      EBC: Executive Business Channel Limited registered in England and Wales with registered number 02862053 (details of which are set out in Part 2 of Schedule 2)

      Employment Agreement: the employment agreement in the agreed form to be entered into between EBC and Graham Mackie on Completion .

      Encumbrance: any interest or equity of any person (including any right to acquire, option or right of pre-emption) or any mortgage, charge, pledge, lien, assignment, hypothecation, security, interest, title, retention or any other security agreement or arrangement.

      Escrow Agents: The Buyer's Solicitor and the Sellers' Solicitors.

      Escrow Bank: NatWest Bank plc.

      Escrow Letter: the letter in the agreed form, to be signed by the parties instructing and authorising the Escrow Agents to establish and operate the Retention Account.

      Event: has the meaning given in Schedule 5 (Tax covenant).

      Group: in relation to a company (wherever incorporated) that company, any company of which it is a Subsidiary (its holding company) and any other Subsidiaries of any such holding company; and each company in a group is a member of the group.

      Unless the context otherwise requires, the application of the definition of Group to any company at any time will apply to the company as it is at that time.

      ICTA 1988: the Income and Corporation Taxes Act 1988.

      IHTA 1984: the Inheritance Tax Act 1984.

      Intellectual  Property Rights:  has the meaning given in paragraph 20.1 of
      Part 1 of Schedule 4 (Warranties).

      JS Consulting Agreement: the consultancy agreement in the agreed form to be entered into between the Buyer and Jonathan Satchell on Completion .

      Lease: the lease pursuant to which the Target Group occupies the Property further particulars of which are set out in Schedule 8.

      Management Accounts: the unaudited balance sheet and the unaudited profit and loss account of EBC for the period of 11 months ended 30 November 2005 (a copy of which is attached to the Disclosure Letter).

      Property: Unit D Mount Mill Farm, Stratford Road, Wicken Nr. Milton Keynes MK19 6DG.

      Purchase Price: the purchase price for the Sale Shares to be paid by the Buyer to the Sellers in accordance with clause 4 (Purchase price).

      Release Date: the date 12 months from Completion.

      Retention: the sum of (pound)250,000 to be paid by the Buyer on Completion into the Retention Account.

      Retention  Account:   the  joint  interest  bearing  bank  account  to  be
      established in accordance with the Escrow Letter.

      Sale Shares: 1,010 ordinary shares in the capital of the Company (US$1.00 nominal value each), all of which have been issued and are fully paid.

      Sellers' Representative: Jonathan Satchell of Dower House, Blakesley, Northamptonshire NN12 8RD.

      Sellers' Solicitors: Kingsley Napley, Knights Quarter, 14 St. John's Lane, London, EC1M 4AJ.

      Subsidiary: in relation to a company wherever incorporated (a holding company) means a "subsidiary" as defined in section 736 of the Companies Act 1985 and any other company which is a subsidiary (as so defined) of a company which is itself a subsidiary of such holding company.

      Unless the context otherwise requires, the application of the definition of Subsidiary to any company at any time will apply to the company as it is at that time, and references to "Subsidiary" or "Subsidiaries" are references to a Subsidiary or Subsidiaries of the Company.

      Supplemental Disclosure Letter: any letter in the agreed form addressed from the Sellers to the Buyer supplemental to the Disclosure Letter dated the Completion Date.

      Target Group: the Company and its Subsidiaries, including EBC.

      Tax or Taxation: has the meaning given in Schedule 5 (Tax covenant).

      Tax Covenant: the tax covenant as set out in Schedule 5 (Tax covenant).

      Tax Claim: has the meaning given in Schedule 5 (Tax covenant).

      Tax Warranties: the Warranties in Part 2 of Schedule 4 (Warranties).

      Taxation Authority: has the meaning given in Schedule 5 (Tax covenant).

      Taxation Statute: has the meaning given in Schedule 5 (Tax covenant).

      TCGA 1992: the Taxation of Chargeable Gains Act 1992.

      TMA 1970: the Taxes Management Act 1970.

      Transaction: the transaction contemplated by this agreement or any part of that transaction.

      Undertaking: an undertaking given by the Sellers' Solicitors to the Buyer's Solicitors on the date of this agreement.

      VATA 1994: the Value Added Tax Act 1994.

      Warranties: the warranties in clause 6 (Warranties) and Schedule 4 (Warranties).

1.2 Clause and schedule headings do not affect the interpretation of this agreement.

1.3   A person includes a corporate or unincorporated body.

1.4 Words in the singular include the plural and in the plural include the singular.

1.5   A reference to one gender includes a reference to the other gender.

1.6 A reference to a statute or statutory provision is a reference to it as it is in force for the time being taking account of any amendment, extension, or re-enactment and includes any subordinate legislation for the time being in force made under it.

1.7   Writing or written includes faxes but not e-mail.

1.8 Documents in agreed form are documents in the form agreed by the parties or on their behalf and initialled by them or on their behalf for identification.

1.9 A reference in this agreement to other documents referred to in this agreement or similar expression is a reference to the following documents:

      (a)   the Disclosure Letter; and

      (b)   the Company's board minutes.

1.10 References to clauses and schedules are to the clauses and schedules of this agreement; references to paragraphs are to paragraphs of the relevant schedule.

1.11 Reference to this agreement include this agreement as amended or varied in accordance with its terms.

2.          CONDITION

2.1 Completion of this agreement is subject to the Buyer raising finance in the amount of (pound)2,900,000:

      (a)   by no later than 6.00 pm on 22 December 2005; or

      (b) at such later time and date as may be agreed in writing by the Seller's Representative and the Buyer.

2.2 If the Condition is not satisfied or waived by 6pm on 22 December 2005, this agreement shall cease to have effect immediately after that date and the Sellers' Solicitors shall immediately release the Deposit to the Sellers (and the Buyer shall be deemed to have granted authority to the Sellers' Solicitors to do so).

2.3 In the event that the Condition is fulfilled, the Deposit shall be released by the Sellers' Solicitors to the Sellers on Completion (and the Buyer shall be deemed to have granted authority to the Sellers' Solicitors to do so) and shall be treated as part of the Cash Element payable by the Buyer to the Sellers pursuant to clause 4.1(a) of the agreement.

3.    SALE AND PURCHASE,  WAIVER OF  PRE-EMPTION  RIGHTS AND US  SECURITIES  LAW
      MATTERS

3.1 On the terms of this agreement and subject to the Condition, the Sellers shall sell and the Buyer shall buy, with effect from Completion, the Sale Shares with full title guarantee, free from all Encumbrances and together with all rights that attach (or may in the future attach) to them including, in particular, the right to receive all dividends and distributions declared, made or paid on or after the date of this agreement.

3.2 Each of the Sellers severally waives any right of pre-emption or other restriction on transfer in respect of the Sale Shares or any of them conferred on him under the articles of association of the Company or otherwise and shall procure the irrevocable waiver of any such right or restriction conferred on any other person who is not a party to this agreement.

3.3   The Buyer is not  obliged  to  complete  the  purchase  of any of the Sale
      Shares   unless  the   purchase  of  all  the  Sale  Shares  is  completed
      simultaneously.

3.4 In connection with the issuance of Buyer Shares as contemplated by this agreement, each Seller hereby represents and warrants to the Buyer as follows:

      (a) Such Seller (i) has adequate means of providing for its current needs and possible contingencies, and it has no need for liquidity of any investment in the Buyer Shares; (ii) has such knowledge and experience in financial matters that the undersigned is capable of evaluating the relative risks and merits of an investment in the Buyer Shares; and (iii) understands that an investment in the Buyer Shares is highly speculative and is able financially to bear the risk of losing its entire investment.

      (b) The address set forth in schedule 1 of this agreement is such Seller's true and correct business address, and he/it has no present intention of changing its business location or residence (as applicable) to any other jurisdiction. Each Seller shall notify the Buyer of any change of address that occurs between the date of this Agreement and any future issuance of Buyer Shares pursuant hereto.

      (c) Such Seller, and its representatives, if any, have received and reviewed copies of the following documents:

            (i) the Buyer's Annual Report on Form 20-F for the fiscal year ended 30 April 2005; and

            (ii)  the Buyer's press releases distributed since 30 April 2005.

      (d) Such Seller acknowledges that he/it has reviewed the information referred to in sub-clause 3.4(c) above, and further acknowledges that he/it has had the opportunity to ask representatives of the Buyer questions about the Buyer's business and financial condition and that it has obtained such information as it has requested to the extent it has deemed necessary to permit it to fully evaluate the merits and risks of an investment in the Buyer Shares. Further, the undersigned has consulted with such other of its investment and/or accounting and/or legal and/or tax advisors as it has deemed necessary and appropriate in making a decision to accept Buyer Shares as part of the transactions contemplated by this agreement.

      (e) If such Seller is a corporation, partnership, trust, or other entity, (i) it is authorised and qualified to become a shareholder of, and authorised to make its investment in, the Buyer Shares, (ii) it has not been formed for the purpose of making an investment in the Buyer Shares, and (iii) the person signing this agreement on behalf of such Seller has been duly authorised by such entity to do so.

      (f) Such Seller is not relying on the Buyer or any representation contained herein or in the documents referred to herein with respect to the tax and economic effect of its investment in the Buyer Shares.


      (g) Such Seller understands that the Buyer Shares to be issued pursuant to this agreement have not been and are not expected to be registered under the United States Securities Act of 1933, as amended (the "Act"). Such Buyer Shares are being offered and sold in an "offshore transaction" outside the United States in accordance with Rule 903 of Regulation S ("Regulation S"), promulgated under the Act. The transferability of the Buyer Shares is restricted as provided herein.

      (h) At the date of this agreement, such Seller and all beneficial owners or subscribers for the Buyer Shares hereunder will be outside of the United States of America or any other jurisdiction where such offer would be prohibited. Such Seller further represents that he/it and all such beneficial owners has not (and will not in the future) receive any offering documents, with respect to the Buyer Shares, in the United States of America or any other jurisdiction where such receipt of same would be prohibited.

      (i) The Buyer Shares which such Seller is entitled to receive hereunder are being acquired solely for his/its own account or for the account of beneficial owners that such Seller represents, and are not being purchased with a view to or for distribution. Such Seller has no present plans to enter into any such contract, undertaking, agreement or arrangement. In order to induce the Buyer to issue the Buyer Shares as provided herein to such Seller, it is agreed that the Buyer will have no obligation to recognise the ownership, beneficial or otherwise, of such Buyer Shares by anyone but such Seller and the beneficial owners that the undersigned represents.

      (j) Such Seller understands that the Buyer Shares to be issued hereunder may be not transferred, sold, assigned, hypothecated or otherwise disposed of, except: (a)(i) pursuant to a registration statement, filed with and declared effective by the SEC, (ii) in an offshore transaction in compliance with Regulation S or (iii) pursuant to another available exemption from the registration requirements under the Act upon the delivery of an opinion of counsel, certification and/or other information satisfactory to the Buyer and (b) in compliance with all other applicable laws.

      (k) Such Seller agrees that, in order to ensure compliance with applicable securities laws, the certificates or ADRs evidencing any Buyer Shares issued pursuant to this agreement will be held in escrow by the Buyer for a period of 40 days following the date on which such Buyer Shares are issued (the "Restricted Period"). Such Seller agrees not to sell, grant options over, transfer, charge, pledge, hypothecate or otherwise dispose of the Buyer shares which may be issued to him/it hereunder during the Restricted Period. Such seller further agrees not to engage in any hedging transactions or short sales with respect to such Buyer Shares during the Restricted Period.

      (l) The foregoing representations and warranties in this clause 3.4 are true and accurate as of the date of delivery of this agreement, and shall survive delivery of such Buyer Shares in each case. If in any respect such representations and warranties shall not be true and accurate prior to any proposed issuance of Buyer Shares to such Seller hereunder, such Seller shall give prompt written notice of such fact to the Buyer, specifying which representations and warranties are not true and accurate and the reasons therefor.

3.5 The Buyer will hold in escrow, as described herein, either certificates or ADRs evidencing the Shares without any restrictive legends affixed thereon (except to the extent that any such restrictive legends may be required by The Bank of New York or any successor depositary of the Buyer's ADR facility). The certificates or ADRs will be issued in the name of each Seller and will be held in escrow by the Buyer during the Restricted Period. Upon the expiration of the Restricted Period, the Buyer will deliver the certificates representing the Shares or the ADRs to each Seller.

4.    PURCHASE PRICE

4.1   The Purchase Price is:

      (a) (pound)3,000,000 payable in cash (the "Cash Element") at Completion in accordance with Clause 4 (taking into account the Deposit); and

      (b) 5,549,659 Buyer Shares (equal to the quotient of (a) (pound)1,450,000 divided by (b) the average closing price of the Company's ADSs on the NASDAQ-CM for the 20 trading days up to and including 6 December 2005) (the "Share Element") to be issued at Completion to the Sellers in the proportions set out opposite the Sellers' names in Schedule 1 credited as fully paid and ranking pari passu with the existing ordinary shares in the issued share capital of the Buyer including the right to receive all dividends and other distributions declared, made or paid after the date of allotment.

      For the purposes of clause 4.1(b) above, the number of Buyer Shares to be issued shall be calculated at prevailing exchange rates at the time of the relevant issuance.

4.2 The Purchase Price shall be deemed to be reduced by the amount of any payment made to the Buyer:

      (a)   for a breach of any Warranty; or

      (b)   under the Tax Covenant.

4.3 If the Completion Net Assets at Completion as determined in accordance with Schedule 9:

      (a) are less than (pound)250,000, the Sellers undertake to pay to the Buyer on demand within seven Business Days of agreement of the Completion Accounts in accordance with Schedule 9 an amount equal to the amount by which the Completion Net Assets are less than (pound)250,000 at Completion; and

      (b) are greater than (pound)250,000, the Buyer undertakes to pay to the Sellers on demand within seven Business Days of agreement of the Completion Accounts in accordance with Schedule 9 an amount equal to the amount by which the Completion Net Assets are greater than (pound)250,000, and the Cash Element of the Purchase Price shall be deemed to be adjusted accordingly.

4.4 Any payment due pursuant to clause 4.3 of this agreement shall be made together, in each case, with all interest on the amount so payable at a rate of one per cent below the base rate from time to time of the Royal Bank of Scotland plc from the Completion date to the date of payment (both dates inclusive).

4.5 Any payment or repayment to be made under clauses 4.3 and 4.4 shall be made:

      (a) if to the Sellers, in the same manner as payments made under clause 5.10(a)(Completion); and

      (b) if to the Buyer, by wire transfer to an account notified by the Buyer to the Sellers following determination of the Completion Accounts.

4.6 The Buyer shall procure, as soon as reasonably practicable following an allotment of Buyer Shares to the Sellers pursuant to this agreement, the admission of ADSs representing such Buyer Shares to trading on NASDAQ-CM.

5.    COMPLETION

5.1 Completion shall take place on the Completion Date at the offices of Buyer's Solicitors.

5.2   Completion date means:

      (a)   the Business Day after the Condition has been satisfied; or

      (b) any other date agreed in writing by the Seller's Representative and the Buyer.

5.3 The Sellers undertake to the Buyer that the Business shall be conducted in the ordinary course of business from the date of this agreement until Completion.

5.4 The Target Group may do anything falling outside the ordinary course of business if the Buyer has given prior written consent.

5.5 The Sellers shall use their reasonable endeavours to maintain the trade and trade connections of the Target Group from the date of this agreement until the Completion Date.

5.6 The Sellers shall give to the Buyer as soon as possible full details of any material change in the business, financial position or assets of the Target Group from the date of this agreement until the Completion Date.

5.7   The Sellers shall not:

      (a) induce, or attempt to induce, any of the employees of the Target Group, whether directly or indirectly, to terminate their employment before the Completion Date; or

      (b) incur any liabilities to the Target Group, other than trading liabilities incurred in the normal course of business.

5.8 The Buyer acknowledges and agrees that it shall have no right to rescind this agreement at any time prior to the Completion Date.

5.9   At Completion the Sellers shall:

      (a) deliver or cause to be delivered the documents and evidence set out in Part 1 of Schedule 3;

      (b) procure that a board meeting of the Company is held at which the matters identified in Part 2 of Schedule 3 are carried out.

5.10  At Completion the Buyer shall:

      (a) pay the Cash Element of the Purchase Price less the Retention by wire transfer to Sellers' Solicitors (who are irrevocably authorised to receive the same) ;

      (b) pay the Retention by electronic transfer for same day value into the Retention Account;

      (c)   procure the issue of the Buyer Shares  comprising the Share Element;
            and

      (d) deliver to the Seller a certified copy of the resolution by the board of directors of the Buyer authorising the Transaction and the execution and delivery of this agreement, and any other documents referred to in this agreement as being required to be delivered by the Buyer.

            Payment made in accordance with this clause shall constitute a valid discharge of the Buyer's obligations under clause 4.1.

5.11 As soon as possible after Completion, the Sellers shall send to the Buyer (at the Buyers registered office for the time being) all records, correspondence, documents, files, memoranda and other papers relating to the Company and the Subsidiaries not required to be delivered at Completion and which are not kept at the Property.

6.    WARRANTIES

6.1 The Buyer is entering into this agreement on the basis of, and in reliance on, the Warranties.

6.2 The Sellers, severally and not jointly, warrant to the Buyer that each Warranty is true, accurate and not misleading on the date of this agreement except as Disclosed.

6.3 Each of the Warranties is separate and, unless otherwise specifically provided, is not limited by reference to any other Warranty or any other provision in this agreement.

6.4 The Warranties are deemed to be repeated on each day up to and including the Completion Date and any reference made to the date of this agreement (whether express or implied) in relation to any Warranty shall be construed, in relation to any such repetition, as a reference to each such day.

6.5 The Warranties are deemed to be repeated in respect of each of the Subsidiaries as if the word Company in Schedule 4 was defined to mean the relevant Subsidiary.

6.6 Any Warranty which is qualified as being made "so far as the Sellers are aware" or any similar expression has been so qualified after careful enquiries by the Sellers.

7.    LIMITATIONS ON CLAIMS

7.1 The definitions and rules of interpretation in this clause apply in this agreement.

      Claim: a claim for breach of any of the Warranties.

      Substantiated Claim: a Claim in respect of which liability is admitted by the party against whom such Claim is brought, or which has been adjudicated on by a Court of competent jurisdiction and no right of appeal lies in respect of such adjudication, or the parties are debarred by passage of time or otherwise from making an appeal.

      A Claim is connected with another Claim or Substantiated Claim if they all arise out of the occurrence of the same event or relate to the same subject matter.

7.2   This clause limits the liability of the Sellers in relation to any Claim.

7.3 The maximum aggregate liability of each of the Sellers in respect of all Claims and any claim under the Tax Covenant shall not exceed each Seller's pro rata portion of (pound)4,450,000 in accordance with the percentage in column 3 of Schedule 1.

7.4   The Sellers are not liable for a Claim to the extent that the Claim:

      (a)   relates to matters Disclosed;

      (b) relates to any matter specifically and fully provided for in the Accounts or in the Completion Accounts;

      (c) would not have arisen but for something voluntarily done or intentionally omitted to be done by the Buyer, the Company or their agents after Completion otherwise than in the ordinary course of the business of the Company as carried on at Completion;

      (d) arises as a result of the passing of or any change in law or regulation after the date of this agreement (whether retrospectively or not) or occurs or arises or, such Claim having arisen, is increased as a result of any change in any accounting or taxation policy of the Company after the date of this agreement;

      (e) arises as a result of any failure or omission by the Company to make any claim, election, surrender or disclaimer, or give any notice, or consent or do any other thing, in connection with the provisions of any enactment or regulation relating to Taxation after Completion, the anticipated making, giving or going of which was Disclosed by the Sellers and was taken into account in computing the provision for Taxation in the Accounts;

      (f) arises from an act, event omission, transaction or arrangement prior to Completion occurring at the written request of the Buyer; or

      (g) is actually recovered by the Buyer under the terms of any insurance policy of the Buyer or the Company (net of any additional costs incurred by the Company and/or the Buyer as a result of any consequential increase in premiums).

7.5 The Sellers are not liable for a Claim unless the Buyer has given the Sellers written notice of the Claim (giving reasonable information regarding the nature and an estimate of the value of such Claim):

      (a) in the case of a claim made under the Tax Warranties or the Tax Covenant, within the period of seven years beginning with the Completion Date; and

      (b)   in the case of a non-Tax Warranty claim by 31 July 2007,

      (in each case such date being referred to as the "Expiry Date").

7.6 Any Claim made before the Expiry Date in accordance with clause 7.5 shall, if it has not been previously satisfied, settled or withdrawn, be deemed to have been withdrawn and shall become fully barred and unenforceable (and the Sellers' liability in respect of such Claim shall absolutely terminate) on the expiry of the period of 6 months after notice of such Claim was given to the Sellers (or any of them) in accordance with clause 7.5, unless proceedings in respect thereof shall have been commenced against the Sellers (and for this purpose proceedings shall not be deemed to have been commenced unless they shall have been issued and validly served upon the Sellers).

7.7 The Sellers shall not be liable in respect of a Claim or group of Claims based on substantially the same facts or circumstances unless the amount that would otherwise be recoverable from the Sellers, but for this clause 7.7, in respect of the Claim exceeds (pound)2,000.

7.8 The Sellers shall not be liable in respect of any Claim unless and until the aggregate amount that would otherwise be recoverable from the Sellers, but for this clause 7.8, in respect of all Claims (after giving due effect to clause 7.7) in relation to each Claim exceeds (pound)20,000, in which event the Sellers shall be liable for the full amount of the Claim and not merely the excess over (pound)20,000.

7.9 Except where it may be prejudicial to the business interests of the Company or the Buyer, the Buyer shall at all reasonable times make available to the Sellers (at the Sellers' cost) all information and documents relating to the Claim. If requested by the Seller, the Buyer shall give the Sellers and their professional advisers access on reasonable notice to the personnel of the Buyer and/or the Company (as the case may be) and to any relevant premises, chattels, accounts, documents and records within the power, possession or control of the Buyer and/or the Company to enable the Sellers and their professional advisers to interview such personnel, and to examine such Claim, premises, chattels, accounts, documents and records and to take copies or photographs of the same at their own expense.

7.10 Where the Buyer or the Company is entitled to recover any sum from another person or firm or company in respect of any matter giving rise to a Claim under this Agreement, the Buyer shall or shall procure that the Company shall take all reasonable steps to enforce such recovery. The Buyer shall not be required to take such steps where it is of the reasonable view that any such action is prejudicial to the business interests of the Company or the Buyer.

7.11 The sole remedy against the Buyer in respect of any Claim shall be an action for damages. Save in the event of fraudulent misrepresentation, no right of rescission shall be available after Completion to the Buyer by reason of any breach of the Warranties or the Tax Covenant.

7.12 The Buyer shall reimburse to the Sellers an amount equal to any sum paid in respect of any Claim which is subsequently recovered by or paid to the Buyer or any member of the Buyer's Group or the Company by any third party less any reasonable costs incurred by the Buyer in connection with such Claim.

7.13 The amount or amounts of any successful Claim or Claims against the Sellers under or in respect of claims under the Tax Covenant (after deducting any reimbursement made pursuant to this schedule) shall be deemed to constitute a reduction in the Consideration.

7.14 Nothing herein shall in any way diminish the Buyer's or the Company's common law duty to mitigate its loss in relation to any Claim.

7.15 Any payment by the Sellers under this agreement to the Buyer shall reduce by that amount any Claims by the Buyer under the Tax Covenant (and vice versa) and the Buyer shall at all times procure that there is no duplication of any claim relating to the same subject matter whether under this agreement or under the Tax Covenant or otherwise.

7.16 Nothing in this clause 6 applies to a Claim that arises or is delayed as a result of dishonesty, fraud, wilful misconduct or wilful concealment by the Sellers, their agents or advisers.

8.    RETENTION

8.1 No amount shall be released out of the Retention Account otherwise than in accordance with this clause 8.

8.2 As soon as practicable following the agreement or determination of any Substantiated Claim in respect of which there is a Due Amount, the Buyer and the Sellers' Representative shall, unless such Due Amount has been paid to the Buyer, instruct the Escrow Agents to pay to the Buyer out of the Retention Account the lesser of the Due Amount and the amount standing to the credit of the Retention Account (together with any interest which has accrued on the amount so paid but less any applicable bank charges) the lesser of the amount due under the indemnity and the amount standing to the credit of the Retention Account (together with any interest which has accrued on the amount so paid but less any applicable bank charges).

8.3 The balance of the amount (if any) standing to the credit of the Retention Account at the Release Date (including any accrued interest but less any applicable bank charges) shall on the Release Date or as soon as reasonably practicable thereafter be released to the Seller's Solicitors and the Buyer and the Sellers' Representative shall instruct the Escrow Agents accordingly.

8.4 Any interest that may accrue on the credit balance on the Retention Account shall be credited to the Retention Account and any payment of principal out of the Retention Account shall include a payment of the interest earned on such principal sum by the Retention Account.

8.5 The liability to taxation on any interest on any amount in the Retention Account shall be borne by the party ultimately entitled to that amount.

9.    VERICOMP

      The Buyer undertakes to allow Vericomp Limited, a company registered in England and Wales with registered number 03237823 ("Vericomp"), until 31 March 2007, the right to use one desk in the Property and use of the Company's telcommunications and IT infrastructure and call centre services sufficient to run two pc's and two phones in the Property (the "Services") as are consistent with the Services enjoyed by Vericomp immediately prior to Completion and, as soon as practicable following Completion, shall enter into a written agreement on reasonable terms with Vericomp to provide the same provided that no charge will be payable.

10.   TAX COVENANT

      The provisions of Schedule 5 (Tax covenant) apply in this agreement.

11. RESTRICTIONS ON SELLERS 11.1 Each of the Sellers severally covenants with the Buyer that he shall not:

      (a) at any time during the period of three years beginning with the Completion Date, in the United Kingdom, carry on or be employed, engaged or interested in any business which would be in competition with any part of the Business as the Business was carried on at the Completion Date (a "Restricted Activity") save that nothing in this clause 11.1(a) shall prevent any of the Sellers from holding for investment purposes only not more than three per cent of any class of the issued share or loan capital of any company quoted on a recognised investment exchange (as defined in the Financial Services and Markets Act 2000); or

      (b) at any time during the period of three years beginning with the Completion Date, in the context of any Restricted Activity deal with any person who is at the Completion Date, or who has been at any time during the period of 12 months immediately preceding that date, a client or customer of the Target Group; or

      (c) at any time during the period of three years beginning with the Completion Date in the context of any Restricted Activity, canvass, solicit or otherwise seek the custom of any person who is at the Completion Date, or who has been at any time during the period of 12 months immediately preceding that date, a client or customer of the Target Group; or

      (d) at any time during the period of three years beginning with the Completion Date:

            (i) offer employment to, enter into a contract for the services of, or attempt to entice away from the Target Group, any individual who is at the time of the offer or attempt, and was at the Completion Date, employed or directly or indirectly engaged in an executive or managerial position with the Target Group; or

            (ii) procure or facilitate the making of any such offer or attempt by any other person; or

      (e)   at any time after Completion, use in the course of any business:

            (i)   the words EBC or Executive Business Channel; or

            (ii) any trade or service mark, business or domain name, design or logo which, at Completion, was or had been used by the Target Group; or

            (iii) anything  which is, in the  reasonable  opinion  of the Buyer, capable of confusion with such words, mark, name, design or logo; or

      (f) at any time during a period of three years beginning with the Completion Date in the context of any Restricted Activity, solicit or entice away from the Target Group any supplier to the Target Group who had supplied goods and/or services to the Target Group at any time during the 12 months immediately preceding the Completion Date, if that solicitation or enticement causes or would cause such supplier to cease supplying, or materially reduce its supply of, those goods and/or services to the Target Group.

11.2 The covenants in this clause 11 are intended for the benefit of the Buyer and the Target Group and apply to actions carried out by the Sellers in any capacity and whether directly or indirectly, on the Sellers' own behalf, on behalf of any other person or jointly with any other person.

11.3 Each of the covenants in this clause 11 is a separate undertaking by each Seller in relation to himself and his interests and shall be enforceable by the Buyer and the Target Group separately and independently of its right to enforce any one or more of the other covenants contained in this clause 11. Each of the covenants in this clause 11 is considered fair and reasonable by the parties, but if any restriction is found to be unenforceable, but would be valid if any part of it were deleted or the period or area of application reduced, the restriction shall apply with such modifications as may be necessary to make it valid and enforceable.

11.4 The consideration for the undertakings contained in this clause 11 is included in the Purchase Price.

12.   CONFIDENTIALITY  AND  ANNOUNCEMENTS

12.1 Each of the parties severally undertakes to the other parties to keep confidential the terms of this agreement and all information which they have acquired or will acquire about such other party or such other party's Group where applicable, and to use the information only for the purposes contemplated by this agreement.

12.2 The Buyer does not have to keep confidential or restrict its use of information about the Company after Completion.

12.3  A party does not have to keep confidential or to restrict its use of:

      (a) information that is or becomes public knowledge other than as a direct or indirect result of a breach of this agreement; or

      (b) information that it receives from a source not connected with the party to whom the duty of confidence is owed that it acquires free from any obligation of confidence to any other person.

12.4 Each party shall supply any other party with any information about itself, its Group or this agreement as such other party may reasonably require for the purposes of satisfying the requirements of a law, regulatory body or securities exchange to which such other party is subject, provided that any such information shall be disclosed only to the extent required by applicable law or regulatory requirements and (unless such consultation is prohibited by the applicable law or regulatory requirements) only after consultation with the Sellers or the Buyer (as the case may be).

12.5 No announcement about the transactions contemplated by this agreement or any matter connected with them and no disclosure of the terms of this or related agreements shall be made by either of the parties unless it is for the purposes of the satisfaction of a legal requirement or regulatory requirement without the prior written consent of the Buyer in the case of announcements by the Sellers or the Sellers in the case of announcements made by the Buyer. Where an announcement is required by any applicable law or regulatory requirement, it shall, unless such consultation is prohibited by regulatory requirements, be made only after consultation with the Sellers or the Buyer (as the case may be). Notwithstanding anything stated in this clause 12.5, the Buyer may at any time make disclosure (by way of press release or otherwise) if such disclosure is required under applicable law, regulatory authority or securities exchange listing requirements. Further, the parties will issue a mutually-agreed press release regarding the transaction after execution of this agreement.

13.   FURTHER ASSURANCE

      Each party shall promptly execute and deliver all such documents, and do all such things, as the other party may from time to time reasonably require for the purpose of giving full effect to the provisions of this agreement.

14.   ASSIGNMENT

14.1 Except as provided otherwise in this agreement, no party may assign, or grant any Encumbrance or security interest over, any of its rights under this agreement or any document referred to in it.

14.2 The Buyer may assign its rights under this agreement (or any document referred to in this agreement) to a member of its Group or, with the prior written consent of the Sellers, to any person to whom it transfers the Sale Shares.

15.   WHOLE AGREEMENT

15.1 This agreement, and any documents referred to in it, constitute the whole agreement between the parties and supersede any arrangements, understanding or previous agreement between them relating to the subject matter they cover.

15.2 Nothing in this clause 15 operates to limit or exclude any liability for fraud.

16.   VARIATION AND WAIVER

16.1 Any variation of this agreement shall be in writing and signed by or on behalf of the parties.

16.2 Any waiver of any right under this agreement is only effective if it is in writing and it applies only to the party to whom the waiver is addressed and to the circumstances for which it is given.

16.3 A party that waives a right in relation to one party, or takes or fails to take any action against that party, does not affect its rights in relation to any other party.

16.4 No failure to exercise or delay in exercising any right or remedy provided under this agreement or by law constitutes a waiver of such right or remedy or shall prevent any future exercise in whole or in part thereof.

16.5 No single or partial exercise of any right or remedy under this agreement shall preclude or restrict the further exercise of any such right or remedy.

16.6  Unless  specifically   provided  otherwise,   rights  arising  under  this
      agreement are cumulative and do not exclude rights provided by law.

17.   COSTS

17.1 Unless otherwise provided, all costs in connection with the negotiation, preparation, execution and performance of this agreement, and any documents referred to in it, shall be borne by the party that incurred the costs.

17.2 For the avoidance of doubt, all costs borne by the Sellers in connection with the transaction contemplated by this agreement shall be for the account of the Sellers and not of the Target Group.

18.   NOTICE

18.1  A notice given under this agreement:

      (a) shall be in writing in the English language (or be accompanied by a properly prepared translation into English);

      (b) shall be sent for the attention of the person, and to the address or fax number, specified in this clause 18 (or such other address, fax number or person as each party may notify to the others in accordance with the provisions of this clause 18); and

      (c)   shall be:



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

            (i)   delivered personally; or

            (ii)  sent by fax; or

            (iii) sent by pre-paid first-class post or recorded delivery; or

            (iv) (if the notice is to be served by post outside the country from which it is sent) sent by airmail.

18.2 Any notice to be given to or by all of the Sellers under this agreement is deemed to have been properly given if it is given to or by the Sellers' representative named in clause 18.3 Any notice required to be given to or by some only of the Sellers shall be given to or by the Sellers concerned (and in the case of a notice to the Sellers) at their address or fax number as set out in Schedule 1.

18.3  The addresses for service of notice are:

      (a)   Sellers' Representative

            (i)   address: Dower House, Blakesley, Northamptonshire NN12 8RD

            (ii)  for the attention of: Jonathan Satchell

      (b)   Futuremedia PLC

            (i)   address: Nile House, Nile Street,  Brighton,  East Sussex, BN1
                  1HW

            (ii)  for the attention of: the Chief Executive Officer

            (iii) fax number: +44 (0)1273 829 702

18.4  A notice is deemed to have been received:

      (a)   if delivered personally, at the time of delivery; or

      (b)   in the case of fax, at the time of transmission; or

      (c) in the case of pre-paid first class post or recorded delivery 2 Business Days from the date of posting; or

      (d)   in the case of airmail, 4 Business Days from the date of posting; or

      (e) if deemed receipt under the previous paragraphs of this clause 18.4 is not within business hours (meaning 9.00 am to 5.30 pm Monday to Friday on a day that is not a public holiday in the place of receipt), when business next starts in the place of receipt.

18.5 To prove service, it is sufficient to prove that the notice was transmitted by fax to the fax number of the party or, in the case of post, that the envelope containing the notice was properly addressed and posted.



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

19.   INTEREST ON LATE PAYMENT

19.1 Where a sum is required to be paid under this agreement but is not paid before or on the date the parties agreed, the party due to pay the sum shall also pay an amount equal to interest on that sum for the period beginning with that date and ending with the date the sum is paid (and the period shall continue after as well as before judgment).

19.2 The rate of interest shall be 4% per annum above the base lending rate for the time being of the Royal Bank of Scotland plc. Interest shall accrue on a daily basis and be compounded quarterly.

19.3 This clause 19 is without prejudice to any claim for interest under the law.

20.   SEVERANCE

20.1 If any provision of this agreement (or part of a provision) is found by any court or administrative body of competent jurisdiction to be invalid, unenforceable or illegal, the other provisions shall remain in force.

20.2 If any invalid, unenforceable or illegal provision would be valid, enforceable or legal if some part of it were deleted, the provision shall apply with whatever modification is necessary to give effect to the commercial intention of the parties.

21.   AGREEMENT SURVIVES COMPLETION

      This agreement (other than obligations that have already been fully performed) remains in full force after Completion.

22.   THIRD PARTY RIGHTS

22.1 This agreement and the documents referred to in it are made for the benefit of the parties and their successors and permitted assigns and are not intended to benefit, or be enforceable by, anyone else.

23.   SUCCESSORS

      The rights and obligations of the Sellers and the Buyer under this agreement shall continue for the benefit of, and shall be binding on, their respective successors and assigns.



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

24.   COUNTERPARTS

      This agreement may be executed in any number of counterparts, each of which is an original and which together have the same effect as if each party had signed the same document.

25.   LANGUAGE

      If this agreement is translated into any language other than English, the English language text shall prevail.

26.   GOVERNING LAW AND JURISDICTION

26.1 This agreement and any disputes or claims arising out of or in connection with its subject matter are governed by and construed in accordance with the law of England.

26.2 The parties irrevocably agree that the courts of England have exclusive jurisdiction to settle any dispute or claim that arises out of or in connection with this agreement.


      This agreement has been executed as a deed on the date stated at the beginning of it.



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

Executed as a Deed                       )
By Futuremedia PLC                       )
Acting by                                )
                                         Director            /s/ Leonard M. Fertig
                                         Secretary           /s/ Peter Machin


Executed as a Deed                       )
By Balchan Secretaries Limited           ) /s/ Jonathan Satchell        Signed by Jonathan
acting by                                )                              Satchell as duly
                                                                        authorised attorney
                                                                        for Balchan
                                                                        Secretaries Limited




Executed as a Deed                       )
By Jonathan Satchell                     ) /s/ Jonathan Satchell
in the presence of:                      )

Witness signature:  /s/ Michelle Harris
Witness name:   Michelle Harris
Witness address:  Kingsley Napley, 14 St. John's Lane, London
Witness occupation: Solicitor


Executed as a Deed                       )
By Graham Mackie                         ) /s/ Graham Mackie
in the presence of:                      )

Witness signature: /s/ Michelle Harris
Witness name:  Michelle Harris
Witness address:  Kingsley Napley, 14 St. John's Lane, London
Witness occupation:  Solicitor


Executed as a Deed                       )
By Robin Hoyle                           ) /s/ Jonathan Satchell        Signed by Jonathan
in the presence of:                      )                              Satchell as duly
                                                                        authorised  attorney
Witness signature: /s/ Michelle Harris                                  for Robin Hoyle
Witness name:  Michelle Harris
Witness address:  Kingsley Napley, 14 St. John's Lane, London
Witness occupation: Solicitor



Executed as a Deed                       )
By Chris Mayers                          ) /s/  Jonathan Satchell       Signed by Jonathan
in the presence of:                      )                              Satchell as duly
                                                                        authorised attorney
Witness signature:  /s/ Michelle Harris                                 for Chris Mayers
Witness name:  Michelle Harris
Witness address: Kingsley Napley, 14 St. John's Lane, London
Witness occupation: Solicitor


Executed as a Deed                       )
By Trustees of the John Wilman           )
Pension Scheme                           ) /s/  Jonathan Satchell       Signed by Jonathan
in the presence of:                      )                              Satchell as duly
                                                                        authorised attorney
                                                                        for the Trustees of
                                                                        the John Wilman
                                                                        Pension Scheme

Witness signature:  /s/ Michelle Harris
Witness name: Michelle Harris
Witness address: Kingsley Napley, 14 St. John's Lane, London
Witness occupation: Solicitor


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